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
Independence One Fixed                Yield = 2{(    $223,852.59 -
$22,781.39  ) +1)^6-1}=
         Income Fund                                        4,503,308 *
$10.10  -        0.00000 )
Computation of SEC Yield
As of:  November 30, 1995                               SEC Yield =
5.36%

Dividend and/or Interest
Inc for the 30 days ended      $223,852.59

Net Expenses for                $22,781.39
the Period

Avg Daily Shares
Outstanding and entitled
to receive dividends              4,503,308

Maxium offering price               $10.10
per share as of 11-30-95

Undistributed net income            0.00000

Tax Equivalent Yield
(assumes individual
  does not itemize
  on Federal Return)

100 % minus the Federal
taxable % (100%-28%=72%)

30 SEC yield / by the tax
equiv % (0.00% / 72.0%)=              7.44%



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